EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2019 and 2018

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of August 8, 2019, and relates to the financial condition and results of operations for the three and six months ended June 30, 2019 and 2018. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and six months ended June 30, 2019 and 2018, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended June 30, 2019 and 2018, are also referred to as “Q2 2019” and “Q2 2018”, respectively. The six months ended June 30, 2019 and 2018, are also referred to as “YTD 2019” and “YTD 2018”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 25, 2018, the Company acquired Rye Patch Gold Corp. (“Rye Patch”). All Rye Patch financial and operational information contained within this MD&A includes the period since the acquisition from May 25, 2018, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cost per gold ounce on a by-product basis throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q2 2019 OPERATIONAL OVERVIEW AND RECENT DEVELOPMENTS

-	Consolidated production totalled 21,483 ounces at cash costs and all-in sustaining costs (1) (“AISC”) of $1,181 per gold ounce and $1,307 per gold ounce, respectively, during Q2 2019.
-

On May 2nd, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company. The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. The Company has reviewed the claim and currently has no reason to believe the claim has any merit. In the unlikely event the claim is successful, the Company is adequately insured for any reasonable outcome.

-

On July 15th, Maverix Metals Inc. (“Maverix”) has filed for arbitration regarding the allowed deductions in the calculation of the royalty it holds on the Florida Canyon Mine (“Florida Canyon”). The Company has followed the historic deduction calculation methods since inception of the royalty in 2013. The Company believes it has a strong position and will vigorously defend its interests. Further information is provided in the Contingencies section.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Florida Canyon Mine Highlights

-	Produced 11,253 ounces of gold at cash costs and AISC (1) of $1,268 per gold ounce and $1,302 per gold ounce, respectively, during Q2 2019 at the Florida Canyon Mine.
-

During Q2 2019, the aged mine fleet continued to experience low availability despite significant efforts and expense in maintenance which resulted in lower than expected mine production. Subsequent to Q2 2019, the Company is well advanced in negotiating a lease agreement to replace the existing haulage fleet with thirteen 90-tonne haul trucks and to upgrade the loading fleet with three front end loaders all backed with a maintenance agreement that provides guaranteed minimum mechanical availability. This will result in expanded and reliable mining capacity and is expected to substantially increase production and reduce cash costs on a per ounce basis. The upgraded mining fleet in its entirety is expected to be in service early in Q4 2019.

San Francisco Mine Highlights

-	Produced 10,230 ounces of gold at cash costs and AISC (1) of $1,077 per gold ounce and $1,079 per gold ounce, respectively, during Q2 2019, at the San Francisco Mine (“San Francisco”).
-

Processing of the low-grade stockpile will continue until the end of fiscal 2019. Production and costs are meeting expectations and the mine has made significant progress in reducing its net working capital deficiencies.

Ana Paula Project Highlights

-

All exploration and development activity at the Ana Paula Project (“the Project” or “Ana Paula”) remains suspended. The Company continues to maintain and ensure security at the site and fulfill required concessions payments.

Board and Management Changes

-

Resultant of the Annual General Meeting, the Board of Directors (“Board”) has been reduced from eight to six members. Mr. Bryan Coates, Mr. Jose Vizquerra and Mr. Tim Baker have left the Board and Mr. David Whittle has joined. Ms. Paula Rogers, a long-standing member of the Board has succeeded Mr. Coates as chair of the Board. The size and composition of the Board now more closely reflects the needs of the Company.

-

In the corporate office, Ms. Lynette Gould, Vice President of Investor Relations, and Mr. Matt Westwood, Director of Planning and Reporting, have left the company. Combined with previous departures during YTD 2019, corporate office staffing has been reduced by approximately 30%, resulting in reduced corporate overhead costs.

-

Mr. Joe Campbell, General Manager at the Florida Canyon Mine, has been replaced internally with Ms. Shana Blakeley who formerly was Superintendent of Technical Services. Mr. Campbell is no longer employed by the Company. Mr. Jorge Lozano, Mining Manager at the Florida Canyon Mine, is no longer with the Company with the position of Mining Manager deemed redundant.

Q2 2019 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net loss of $3.8 million or $0.05 per share for Q2 2019.
-	Cash used in operating activities was $0.4 million or $0.00 per share for Q2 2019.
-	Cash and cash equivalents at June 30, 2019, of $17.5 million.

-	Net working capital at June 30, 2019, of $60.8 million.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio’s vision is to create value for all its stakeholders through profitable operation of its mines.

Alio operates two open-pit heap leach operating mines: the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno and the San Francisco Mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway). In addition, Alio has exploration stage projects in Mexico and the US.

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) (1) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been suspended as the Company currently does not have access to the capital required to advance the project.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver contained in doré bars produced at the mine sites. The doré is refined offsite and the refined gold and silver is sold primarily in the London spot market. As a result, Alio is not dependent on a particular purchaser.

Macroeconomic and Commodity Price Environment

Continued price volatility and support for gold prices could be influenced by the relative strength or weakness of the US dollar, global geo-political events and supply/demand fundamentals. The gold price was $1,409 per gold ounce on June 28, 2019, and reached highs of $1,431 during Q2 2019. The average realized gold price for Q2 2019 approximated $1,301 per gold ounce. At August 8, 2019, the gold price was $1,496.

OUTLOOK

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon.

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q2 2019, the Florida Canyon Mine produced 11,253 ounces of gold and 8,577 ounces of silver. Work remains ongoing to evaluate numerous opportunities to increase production and reduce costs from historic levels. Areas of primary focus are improving mining efficiency with a revamped and correctly sized mine fleet, improving mine planning resulting in more efficient mining practices, grade optimization and exploitation of low strip ratio ore, and increasing ore in process by improving efficiency in crushing and possible inclusion of run-of-mine (“ROM”) ore to the heap leach pad.

During Q2 2019, the Mine Safety and Health Administration (“MSHA”) completed a routine inspection at the Florida Canyon Mine. As a result of the inspection, a portion of the mining fleet was taken out of service to address deficiencies with respect to fluid leaks present on the equipment. The Company voluntarily removed the majority of the fleet from service to address similar issues and ensure a safe operating standard on all equipment. Mine production continues to be negatively affected as a result of the mechanical down time. Crushing activity has also been negatively affected resulting in a reduction of the ore tonnes processed. As at August 8, 2019, Florida Canyon continues to experience low availability of the mining equipment and the Company is addressing this issue with the lease agreement and maintenance contract previously discussed.

(1)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold Inc. website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

The Company expects to see improvement in production and costs over the course of this year as a new loading and haulage fleet becomes fully operational but at this time formal guidance is not possible until further work is completed with respect to the mine plan and the ultimate outcome of improvement in mining equipment availability.

Planned capital expenditures during fiscal 2019 total approximately $15.0 million and will primarily be employed for construction of Phase 2 of the heap leach pad and construction of a storm water diversion system. The permit has been received and good progress is being made on the construction of the storm water diversion system. The final designs for the Phase 2 of the heap leach pad are under review by State and Federal agencies and the Company expects to begin construction in September 2019. These projects are key milestones for the Company this year and comprise the majority of the planned sustaining capital for the project to the end of 2020.

The Company completed a NI 43-101 compliant technical report that was filed on www.sedar.com and the Company’s website on February 12, 2019. The technical report included an update to the Mineral Reserves and Resources, a new LOM and recommendations on improvements to increase production and lower costs. Included in these recommendations was the required work to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource through a potential strategic partnership. The highlights of the plan include:

•	After-tax NPV5% of $105.0 million based on a $1,300 per ounce gold price;
•	Proven and Probable Mineral Reserves of 1.01 million ounces gold (85.9 million tonnes at 0.37 g/t gold) based on a pit designed to maximize project economics at $1,250/oz gold price;
•	Life of mine gold production of 734,000 ounces with a 9.8-year mine life;
•	LOM free cash flow of $138 million, after tax, at $1,300/oz gold;
•	Capital expenditures of $81.9 million expected over the LOM, including replacement of mining fleet;
•	LOM cash costs of $903 per ounce of gold and all-in sustaining costs of $1,058 per ounce of gold; and,
•	LOM gold recovery of 71%.

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for San Francisco on May 11, 2017, which included a significant pre-stripping campaign over a two year period, and modifying the crusher process to improve recoveries. A technical report with the May 2017 mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

In July 2017, the Company initiated the capital stripping campaign and increased mining rates from 30,000-35,000 tonnes per day (“tpd”) to 90,000-100,000 tpd. During Q3 and Q4 2017, the quantity and grade of the ore delivered to the crusher was lower than anticipated, resulting in cash flow from operations that was not sufficient to fund the capital expenditures outlined in the revitalization plan.

As a result, in January 2019 the Company made the decision to stop active mining in the San Francisco pit and shift to only processing low-grade stockpile material while investigating a number of mine planning options. These options were investigated and included:

•	Resume mining both the San Francisco and La Chicharra pits;
•	Mining of the La Chicharra pit only;
•	Possible enhancements to the comminution circuit to improve gold recovery; and,
•	Rationalizing and optimizing the ore yield with mining rates.

While these options were economic, the Company does not currently have the ability to fund the capital required for the various options. As a result, the Company will continue processing low-grade ore from stockpiles until the end of fiscal 2019 at which time the stockpiles are expected to be depleted. Following the depletion of the stockpiles the operation will go into residual leach.

However, with the recent increase in gold price, the economics of the various options are improved and the Company is actively investigating various alternatives to extract value from the property either from a restart of operations at a reasonable rate that could be financed, potential partnerships that would enable restart of mining or potential divesture.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula were temporarily suspended in August 2018 as a result of the lack of capital to advance the project.

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million.

Use of proceeds pertaining to July 20, 2017, bought deal financing

On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. Proceeds utilized totalling $26.2 million are consistent with the Company’s final short form prospectus dated July 12, 2017.

Use of Proceeds (expressed in millions) (1)	Intended use of proceeds as disclosed in the 2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$4.1
Land acquisitions and change of land use permits	4.3	4.7
Owners costs including site CSR and concession payments	3.6	7.8
Exploration of underground, surface potential and hydrology	9.0	8.4

Early construction activities
Equipment refurbishment and access road	3.0	1.2
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$26.2

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the nine months ended September 30, 2017, $12.5 million was spent on the Project. The $26.2 million in the table above relates to spending from Q3 2017 through to Q2 2019.

The Company reallocated $2.8 million of the proceeds to support the Rye Patch acquisition. The remaining $7.7 million will be prioritized across the asset portfolio with the intention of supporting San Francisco, Florida Canyon, and corporate general and administrative expenditures.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q2 2019		Q1 2019		Q4 2018		Q3 2018		Q2 2018		Q1 2018		Q4 2017		Q3 2017		YTD 2019		YTD 2018
FINANCIAL RESULTS
Metal revenues		$28,457		$31,405		$27,015		$27,941		$26,233		$23,338		$20,593		$25,194		$59,862		$49,571
(Loss) earnings from operations (1)		$(1,860)		$671		$(22,007)		$(10,760)		$(106)		$3,651		$(547)		$5,082		$(1,189)		$3,545
(Loss) earnings		$(3,830)		$1,601		$(16,838)		$(3,720)		$3,284		$3,230		$(2,853)		$5,197		$(2,229)		$6,514
(Loss) earnings per share
-Basic		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$(0.03)		$0.12
-Diluted		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$(0.03)		$0.12
Cash (used in) provided by operating activities (2)		$(365)		$2,525		$(4,743)		$(4,194)		$(10,178)		$(2,263)		$(2,183)		$2,738		$2,160		$(12,441)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS
Gold sold (ozs)		21,711		23,986		21,985		23,038		20,126		17,449		16,067		19,601		45,698		37,575
Gold produced (ozs)		21,483		23,231		23,214		23,606		19,190		17,624		16,070		19,429		44,714		36,814
Silver sold (ozs)		14,936		14,404		12,298		13,453		13,334		5,826		7,873		8,808		29,339		19,160
Average realized gold price (per oz)		$1,301 (3)		$1,300 (3)		$1,233 (3)		$1,271(3)		$1,293		$1,332		$1,274		$1,278		$1,300 (3)		$1,311
Average London PM fix gold price (per oz)		$1,309		$1,304		$1,226		$1,213		$1,306		$1,329		$1,275		$1,278		$1,307		$1,311
By-product cash cost (1) (per oz)		$1,181		$1,094		$1,176 (4)		$1,102		$1,018		$884		$1,041		$886		$1,135		$956
All-in Sustaining cost (1) (per oz)		$1,307		$1,278		$1,468 (4)		$1,293		$1,314		$1,262		$1,357		$1,104		$1,292		$1,290

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)

Transaction costs related to the acquisition of Rye Patch have been reclassified from investing to operating cash flows in Q1, Q2 and Q3 2018 to conform with the presentation in the 2018 consolidated financial statements. For Q1 2018, Q2 2018, Q3 2018, and YTD 2018, cash used in operating activities was adjusted by $437, $1,888, $660, and $2,325, respectively.

(3)	The average realized gold price includes realized gains (loss) on derivatives.
(4)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,833 for Q4 2018. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $2,125 for Q4 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q2 2019 compared to Q2 2018

Loss for the Company was $3.8 million ($0.05 per share) compared to earnings of $3.3 million ($0.05 per share) during Q2 2018 as a result of the following factors:

Metal revenues

Revenues increased 8% or $2.2 million as the Company sold an additional 1,585 gold ounces. The Florida Canyon Mine sold 11,834 gold ounces for $15.5 million compared to $7.1 million during Q2 2018.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $25.9 million compared to $20.7 million during Q2 2018.

Costs of mining were $8.4 million compared to $13.6 million during Q2 2018. This decrease is primarily due to the cessation of mining at San Francisco. Low-grade stockpile rehandling costs are allocated to costs of mining and were $1.9 million compared to $nil during Q2 2018. Florida Canyon contributed an additional $6.6 million compared to $2.8 million during Q2 2018.

Crushing and gold recovery costs were $12.7 million compared to $11.0 million during Q2 2018. This increase is primarily due to Florida Canyon, which contributed an additional $5.1 million compared to $2.5 million during Q2 2018. At San Francisco, cyanide costs and labour costs were $0.7 million and $0.2 million lower, respectively, compared to Q2 2018.

Mine site administrative costs were $2.4 million compared to $1.6 million during Q2 2018. At San Francisco, there was a decrease in labour and personnel transportation costs and consulting fees of $0.2 million compared to Q2 2018. Florida Canyon contributed an additional $1.4 million compared to $0.4 million during Q2 2018.

Change in inventories increased cost of sales by $1.3 million compared to a decrease of $5.9 million during Q2 2018. This increase is due to a decrease of the number of recoverable ounces on the leach pads. At San Francisco during Q2 2019, less recoverable gold ounces were deposited than recovered, resulting in a $0.3 million decrease in costs allocated to inventory. Florida Canyon contributed $1.0 million compared to $0.7 million during Q2 2018.

Depletion and depreciation costs form a component of cost of sales and were $2.4 million compared to $1.2 million during Q2 2018. Florida Canyon contributed an additional $1.5 million compared to $0.1 million during Q2 2018.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.0 million compared to $4.4 million during Q2 2018. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.0 million compared to $0.9 million during Q2 2018. Consulting and professional fees were $0.5 million compared to $2.5 million during Q2 2018. The decrease is due to transaction costs related to the acquisition of Rye Patch of $nil compared to $1.9 million during Q2 2018. Administrative and other were $0.4 million during Q2 2019 and Q2 2018. The significant non-cash component of these expenses includes share-based payments, which were a recovery of $0.1 million due to the forfeiture of options compared to an expense of $0.4 million during Q2 2018.

Finance expense (income), net

Finance expense was $0.5 million compared to finance income of $0.7 million during Q2 2018. This is due to a non-cash warrant revaluation gain of $nil compared to $1.0 million during Q2 2018. Accretion expense was $0.3 million compared to $0.2 million during Q2 2018. Interest and accretion expense on the equipment loans payables and other financial liability was $0.1 million compared to $0.2 million during Q2 2018.

(Loss) gain on the derivative contracts

Loss on the derivative contracts was $2.3 million compared to a gain of $7.0 million during Q2 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Zero cost collars

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

During Q1 2019, the following contracts were acquired:

Contract Expiry	Counter Party	Ounces	Put	Call
April 26, 2019	Auramet International LLC	2,000	1,300	1,355
April 26, 2019	Macquarie Bank Limited	4,000	1,275	1,355
May 29, 2019	Auramet International LLC	2,000	1,300	1,355
May 29, 2019	Macquarie Bank Limited	4,000	1,275	1,355
June 26, 2019	Auramet International LLC	2,000	1,300	1,355
June 26, 2019	Macquarie Bank Limited	4,000	1,275	1,355
Total ounces		18,000
Weighted average price per ounce			$1,283	$1,355

During Q2 2019, realized loss on these contracts was $0.3 million.

During Q2 2019, the following contracts were acquired:

Contract Expiry	Counter Party	Ounces	Put	Call
July 29, 2019	Auramet International LLC	4,000	1,300	1,350
August 28, 2019	Auramet International LLC	4,000	1,300	1,350
September 26, 2019	Auramet International LLC	4,000	1,300	1,350
October 29, 2019	Auramet International LLC	4,000	1,300	1,350
November 26, 2019	Auramet International LLC	4,000	1,300	1,350
December 27, 2019	Auramet International LLC	4,000	1,300	1,350
Total ounces		24,000
Weighted average price per ounce			$1,300	$1,350

During Q2 2019, unrealized loss was $1.9 million on contracts covering 24,000 gold ounces compared to an unrealized gain of $0.5 million during Q2 2018 on contracts covering 30,000 gold ounces.

At August 8, 2019, contracts covering 20,000 gold ounces were unsettled and contracts covering 4,000 gold ounces were settled for a realized loss of $0.3 million.

Forward sales contracts

The Company had no forward contracts during Q2 2019.

During Q2 2018, the Company had forward sales contracts covering 127,371 gold ounces with a weighted average price of $1,277 per gold ounce. Of these contracts, 13,019 ounces were settled during Q2 2018 resulting in a realized gain of $0.1 million. The revaluation of the remaining contracts resulted in an unrealized gain of $6.4 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Income taxes

Income tax recovery was $0.9 million compared to an expense of $3.8 million during Q2 2018.

The current tax expense was $nil compared to $0.5 million during Q2 2018. Both San Francisco and Florida Canyon did not generate taxable income and thus there was no current income tax expense for the period. During Q2 2018, San Francisco had taxable income due to inventory increases on the leach pad.

Deferred tax recovery was $0.9 million compared to an expense of $3.3 million during Q2 2018. At San Francisco and Florida Canyon loss carryforwards reduced the deferred tax liability. Additionally, the derivative loss increased the recovery. During Q2 2018, at San Francisco, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability. Additionally, the derivative gain increased deferred tax expense by $1.3 million.

Review of Consolidated Financial Information for YTD 2019 compared to YTD 2018

Loss for the Company was $2.2 million ($0.03 per share) compared to earnings of $6.5 million ($0.12 per share) during YTD 2018 as a result of the following factors:

Metal revenues

Revenues increased 21% or $10.3 million as the Company sold 8,123 more gold ounces offset by a 1% lower average realized gold price of $1,300 per ounce. The Florida Canyon Mine sold 24,035 ounces for $31.4 million compared to 5,551 ounces for $7.1 million during YTD 2018.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $52.3 million compared to $36.2 million during YTD 2018.

Costs of mining were $16.4 million compared to $26.3 million during YTD 2018. This decrease is primarily due to the cessation of mining at San Francisco. Low-grade stockpile rehandling costs are allocated to costs of mining and were $3.7 million compared to $nil during YTD 2018. Deferred stripping cost capitalization were $nil compared to $5.2 million during YTD 2018. During YTD 2018, the Company began applying diesel credits which decreased contract mining costs by $1.8 million compared to $nil during YTD 2019. The Florida Canyon Mine contributed an additional $12.7 million compared to $2.8 million during YTD 2018.

Crushing and gold recovery costs were $26.2 million compared to $19.1 million during YTD 2018. This increase is primarily due to Florida Canyon, which contributed an additional $11.2 million compared to $2.5 million during YTD 2018. At San Francisco, cyanide costs, labour costs and maintenance costs were $0.7 million, $0.5 million and $0.3 million lower, respectively, compared to YTD 2018.

Mine site administrative costs were $4.4 million compared to $3.0 million during YTD 2018. At San Francisco, there was a decrease in labour and personnel transportation costs and consulting costs of $0.5 million compared to YTD 2018. The Florida Canyon Mine contributed an additional $2.4 million compared to $0.4 million during YTD 2018.

Change in inventories increased cost of sales by $3.1 million compared to a decrease of $12.8 million during YTD 2018. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. At San Francisco during YTD 2019, less recoverable gold ounces were deposited than recovered, resulting in an increase in costs allocated to cost of sales compared to YTD 2018. Costs allocated to cost of sales at the Florida Canyon Mine were $0.5 million compared to $0.7 million during YTD 2018.

Depletion and depreciation costs form a component of cost of sales and were $4.9 million compared to $2.5 million during YTD 2018. The Florida Canyon Mine contributed an additional $2.7 million compared to $0.1 million during YTD 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.9 million compared to $7.3 million during YTD 2018. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.8 million compared to $1.7 million during YTD 2018. Consulting and professional fees were $1.3 million compared to $4.0 million during YTD 2018, due to additional $2.7 million of Rye Patch transaction costs. Administrative and other were $0.7 million during YTD 2019 and YTD 2018. The significant non-cash component of these expenses includes share-based payments, which was a recovery of $0.2 million compared to an expense of $0.7 million during YTD 2018.

Finance expense (income), net

Finance expense was $0.9 million compared to finance income of $1.2 million during YTD 2018. This is due to a non-cash warrant revaluation gain of $0.1 million compared to $1.6 million during YTD 2018. Accretion expense was $0.6 million compared to $0.2 million during YTD 2018. Interest and accretion expense on the equipment loans payables and other financial liability was $0.3 million compared to $0.2 million during YTD 2018.

(Loss) gain on the derivative contracts

Loss on the derivative contracts was $2.3 million compared to a gain of $7.0 million during YTD 2018. The current pricing program is described in the Review of Consolidated Financial Information for Q2 2019 compared to Q2 2018 section above.

Income taxes

Income tax recovery was $1.4 million compared to an expense of $4.8 million during YTD 2018.

The current tax recovery was $1.3 million compared to an expense of $2.1 million during YTD 2018. At Florida Canyon, there was a recovery of $1.3 million due to additional deductions of depreciation on plant and equipment. Additionally, adjustments to inventory tax basis allowed for recovery of fiscal 2018 tax expense.

Deferred tax recovery was $0.1 million compared to an expense of $2.7 million during YTD 2018. During YTD 2019, loss carryforwards led to a recovery, offset by the Florida Canyon $1.3 million expense related to inventory tax basis adjustments. During YTD 2018, there was more capitalized deferred stripping costs which are deductible for tax purposes increasing the deferred tax expense. Additionally, the derivative gain increased deferred tax expense by $1.3 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON GOLD MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. The Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Mineral reserves are 1,013,000 proven and probable contained gold ounces (85.9 million tonnes at 0.37 grams per tonne gold) as of November 1, 2018. Total measured and indicated gold resources totaled 1,711,000 ounces as of July 31, 2018.

The following is a summary of Florida Canyon’s production statistics:

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018 Post- Acquisition (1)	YTD 2019	YTD 2018 (2)
MINING
Ore mined (dry kt)	1,324	1,826	2,000	1,806	660	3,150	3,309
Average ore mined grade (g/t Au)	0.35	0.32	0.26	0.33	0.34	0.33	0.34
Waste mined (kt)	1,106	1,752	2,164	2,051	747	2,858	4,153
Total mined (kt)	2,431	3,577	4,164	3,858	1,407	6,008	7,462
Strip ratio	0.84	0.96	1.08	1.14	1.13	0.91	1.26
Average total mined (t/d)	26,712	39,748	45,261	41,930	46,889	33,194	41,226
Cost per tonne mined	$2.69	$1.73	$1.44	$1.67	$2.02	$2.13	$1.67
CRUSHING AND PROCESSING
Ore processed (kt)	1,368	1,869	2,006	1,782	719	3,237	3,760
Average ore processed grade (g/t Au)	0.35	0.32	0.29	0.30	0.33	0.33	0.33
Average ore processed per day (t/d)	15,038	20,763	21,799	19,319	23,969	17,885	20,768
Cost per tonne processed	$3.76	$3.22	$3.33	$3.84	$3.44	$3.45	$3.22
Gold deposited on pad (ozs)	15,265	18,977	18,653	17,001	7,727	34,242	40,397
Cost per tonne - administration	$1.05	$0.49	$0.87	$0.53	$0.58	$0.73	$0.59
PRODUCTION
Gold sold (ozs)	11,834	12,201	12,985	11,517	5,551	24,035	22,573
Gold produced (ozs)	11,253	12,263	12,922	11,998	4,724	23,516	22,433
Silver produced (ozs)	8,577	8,648	8,590	8,960	4,142	17,225	14,443
COSTS
Cash cost per gold ounce on a by-product basis	$1,268	$1,110	$1,083	$1,014	$1,196	$1,188	$-
All-in sustaining cost per gold ounce on a by-product basis (3)	$1,302	$1,220	$1,220	$1,060	$1,215	$1,260	$-
Total days in period	91	90	92	92	36	181	181

(1)	Information provided is for the period May 25, 2018, to June 30, 2018.
(2)	Information provided includes Rye Patch pre-acquisition statistics.
(3)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.

Review of Operations for Q2 2019 compared to Q1 2019

Gold production decreased to 11,253 ounces during Q2 2019 compared to 12,263 ounces during Q1 2019 as the result of low overall equipment availability resulting in lower mining rates and crusher throughput.

The ore processed during Q2 2019 decreased 27% compared to Q1 2019. This is partially offset by a grade of the ore processed 9% higher during Q2 2019 than during Q1 2019. This resulted in a decrease of the gold ounces deposited on pad to 15,265 ounces during Q2 2019 compared to 18,977 ounces during Q1 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Costs of mining were $6.6 million compared to $6.2 million during Q1 2019 due to higher maintenance costs. Cost per tonne mined was $2.69 compared to $1.73 during Q1 2019 due to higher maintenance costs. The increase on a per unit basis is also more pronounced due to the lower amount of tonnes mined.

Cost per tonne processed was $3.76 compared to $3.22 during Q1 2019. Processing costs were $5.1 million compared to $6.0 million during Q1 2019. The lower availability of the mining equipment impacted the crusher throughput, which accentuates the increase on a cost per tonne basis.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low-grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totaled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	YTD 2019	YTD 2018
MINING
Ore mined (dry kt)	-	-	1,160	1,539	1,621	-	3,347
Average ore mined grade (g/t Au)	-	-	0.48	0.48	0.43	-	0.46
ROM mined (dry kt)	-	-	-	118	543	-	1,644
Average ROM mined grade (g/t Au)	-	-	-	0.14	0.17	-	0.17
Waste mined (kt)	-	-	3,618	1,995	4,044	-	9,897
Total mined (kt)	-	-	4,778	3,652	6,209	-	14,888
Strip ratio	-	-	3.12	1.20	1.87	-	1.98
Average total mined (t/d)	-	-	51,936	39,701	68,227	-	82,254
Cost per tonne mined (1)(2)	$1.13	$1.18	$2.05	$2.37	$2.14	$1.15	$1.93
CRUSHING AND PROCESSING
Ore processed (kt)	1,744	1,619	1,577	1,602	1,617	3,363	3,332
Average ore processed grade (g/t Au)	0.27	0.27	0.42	0.48	0.46	0.27	0.44
Ore from stockpile processed (kt)	1,644	1,533	342	38	-	3,177	-
Average ore stockpiled grade (g/t Au)	0.23	0.23	0.24	0.25	-	0.23	-
Average ore processed per day (t/d)	19,167	17,994	17,139	17,420	17,771	18,583	18,407
Cost per tonne processed	$4.33	$4.60	$4.89	$5.40	$5.25	$4.46	$5.00
Gold deposited on pad (ozs)	15,349	14,290	21,168	25,305	27,075	29,639	55,994
Cost per tonne - administration	$0.53	$0.68	$0.67	$0.72	$0.73	$0.60	$0.80
PRODUCTION
Gold sold (ozs)	9,877	11,785	9,000	11,521	14,575	21,663	32,024
Gold produced (ozs)	10,230	10,968	10,292	11,608	14,466	21,198	32,090
Silver produced (ozs)	5,112	6,274	4,204	3,912	7,661	11,386	16,659
COSTS
Cash cost per gold ounce on a by-product basis (3)	$1,077	$1,076	$1,311	$1,189	$950	$1,077	$914
All-in sustaining cost per gold ounce on a by-product basis (4)	$1,079	$1,154	$1,558 (3)	$1,315	$1,172	$1,120	$1,153
Total days in period	91	90	92	92	91	181	181

(1)	Cost per tonne mined in fiscal 2019 represents low-grade stockpile rehandling costs.
(2)	During Q4 2018, cost per tonne mined excluded diesel credit.
(3)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $2,915 for Q4 2018. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $3,162 for Q4 2018.

(4)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q2 2019 compared to Q2 2018

Mining activity at San Francisco has ceased and low-grade stockpile material is being processed through the crushing circuit. Total tonnes processed were 8% higher than during Q2 2018 but grade processed was 41% lower than during Q2 2018. As a result, San Francisco produced 29% and 33% fewer gold and silver ounces, respectively, as compared to Q2 2018 due to fewer recoverable ounces deposited. AISC was lower during Q2 2019 compared to Q2 2018 due to lower production costs, offset by lower gold production.

Review of Operations for YTD 2019 compared to YTD 2018

Mining activity at San Francisco has ceased and low-grade stockpile material is being processed through the crushing circuit. Total tonnes processed were 1% higher than during YTD 2018 but grade processed was 39% lower than during YTD 2018. As a result, San Francisco produced 34% and 32% fewer gold and silver ounces, respectively, as compared to YTD 2018 due to fewer recoverable ounces deposited. AISC was lower during YTD 2019 compared to YTD 2018 due to lower production costs, offset by lower gold production.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CONTINGENCIES, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, income tax refunds, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At June 30, 2019, the Company had positive net working capital of $60.8 million. The Company had cash and cash equivalents of $17.5 million, trade and other receivables of $13.5 million, current inventories of $60.8 million, and trade payables and accrued liabilities of $28.8 million.

The current derivative contracts program is described in the Review of Consolidated Financial Information for Q2 2019 compared to Q2 2018 section above.

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Peal arbitration

During February 2019, Peal de Mexico, S.A. DE C.V. (“Peal”) gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales del Noroeste, S.A. de C.V.. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20.0 million as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the consolidated financial statements.

Maverix

During July 2019, the Company received formal notice from Maverix Metals Inc., a 3.25% royalty holder of the Florida Canyon Mine, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. The arbitration notice states that the dollar amount of the claim is still being calculated but the disputed amount based on past production is $1.0 million. The Company remains confident that the historical calculation of the royalty is correct. The Company intends to vigorously defend its interests and the interests of its stakeholders. The Company has not accrued the disputed amount.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company (note 3 of the Company’s interim financial statements). The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. The Company has reviewed the claim and currently has no reason to believe the claim has any merit. In the unlikely event the claim is successful, the Company is adequately insured for any reasonable outcome. Accordingly, no additional liability has been recognized in the interim financial statements.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash and cash equivalents, beginning of period	$18,906	$19,103	$21,978	$31,474
Cash (used in) provided by operating activities	(365)	(10,178)	2,160	(12,441)
Cash (used in) provided by investing activities	(579)	13,010	(5,659)	2,979
Cash used in financing activities	(490)	(2,202)	(993)	(2,202)
Effects of exchange rate changes on the balance of cash held in foreign currencies	27	(34)	13	(111)
Cash and cash equivalents, end of period	$17,499	$19,699	$17,499	$19,699

Review of Cash flow Q2 2019 compared to Q2 2018

Cash used in operating activities was $0.4 million compared to $10.2 million during Q2 2018:

-	Earnings from mine operations was $0.1 million compared to $4.3 million during Q2 2018;
-	Movements in trade receivables increased cash by $0.7 million compared to a decrease of $1.5 million during Q2 2018 due to:
•	The Company collected $2.2 million VAT compared to $3.4 million during Q2 2018.
-	Movements in trade payables and other liabilities decreased cash by $1.4 million compared to $4.4 million during Q2 2018;
-	Income taxes paid decreased cash by $nil compared to $1.3 million during Q2 2018; and,
-	Movements in inventories increased cash by $0.9 million compared to a decrease of $5.3 million during Q2 2018:
•	Movements in ore in process increased cash by $1.5 million;
•	Movements in finished goods decreased cash by $0.1 million; and,
•	Movements in supplies inventory increased cash by $0.1 million.

Cash used in investing activities was $0.6 million compared to cash provided by investing activities of $13.0 million during Q2 2018:

-	Expenditures related to the San Francisco Mine were $0.1 million compared to $3.3 million during Q2 2018;
-	Expenditures related to the Florida Canyon Mine were $0.4 million compared to $0.1 million during Q2 2018;
-	Expenditures related to Ana Paula Project were $0.3 million compared to $4.7 million during Q2 2018;
-	Reclamation bond refund was $0.1 million compared to $nil during Q2 2018;
-	Short-term investments of $10.0 million matured during Q2 2018; and,
-	Cash received on the Rye Patch acquisition was $10.9 million during Q2 2018.

Cash used in financing activities was $0.5 million compared to $2.2 million during Q2 2018:

-	Repayment of equipment loans was $0.4 million compared to $nil during Q2 2018;
-	Interest payments on equipment loans and other financial liability was $0.1 million compared to $0.1 million; and,
-	Credit facility principal and accrued interest was $2.1 million during Q2 2018.

Review of Cash flow YTD 2019 compared to YTD 2018

Cash provided by operating activities was $2.2 million compared to cash used in operating activities of $12.4 million during YTD 2018:

-	Earnings from mine operations was $2.7 million compared to $10.8 million during YTD 2018;
-	Movements in trade receivables increased cash by $1.3 million compared to a decrease of $5.5 million during YTD 2018 due to:
•	Tax instalments applied against VAT receivable was $nil compared to $0.6 million during YTD 2018; and,
•	The Company collected $5.0 million VAT compared to $5.3 million during YTD 2018.
-	Movements in trade payables and other liabilities decreased cash by $5.2 million compared to $1.5 million during YTD 2018;
-	Income taxes paid decreased cash by $nil compared to $1.3 million during YTD 2018; and,

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

-	Movements in inventories increased cash by $3.5 million compared to a decrease of $11.8 million during YTD 2018:
•	Movements in ore in process increased cash by $2.1 million;
•	Movements in finished goods increased cash by $1.1 million; and,
•	Movements in supplies inventory increased cash by $0.5 million.

Cash used in investing activities was $5.7 million compared to cash provided by investing activities of $3.0 million during YTD 2018:

-	Expenditures related to the San Francisco Mine were $0.9 million compared to $7.7 million during YTD 2018;
-	Expenditures related to the Florida Canyon Mine were $1.7 million compared to $0.1 million during YTD 2018;
-	Expenditures related to Ana Paula developments were $3.1 million compared to $10.3 million during YTD 2018;
-	Reclamation bond refund was $0.1 million compared to $nil during YTD 2018;
-	Short-term investments of $10.0 million matured during YTD 2018; and,
-	Cash received on the Rye Patch acquisition was $10.9 million during YTD 2018.

Cash used in financing activities was $1.0 million compared to $2.2 million during YTD 2018:

-	Repayment of equipment loans was $0.8 million compared to $nil during YTD 2018;
-	Interest payments on equipment loans and other financial liability was $0.2 million compared to $0.1 million; and,
-	Credit facility principal and accrued interest was $2.1 million during YTD 2018.

Currency risk

At San Francisco, approximately 50% of the operating expenditures are denominated in Mexican pesos, while approximately 70% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q2 2019, the Mexican peso averaged MXP 19.12 to $1.00, and the Canadian dollar averaged C$1.34 to $1.00. During Q2 2018, the Mexican peso averaged MXP 19.37 to $1.00 and the Canadian dollar averaged C$1.29 to $1.00. The effect of the difference in average exchange rates increased costs at San Francisco during Q2 2019 by approximately $0.1 million.

During YTD 2019, the Mexican peso averaged MXP 19.17 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During YTD 2018, the Mexican peso averaged MXP 19.07 to $1.00, and the Canadian dollar averaged C$1.28 to $1.00. The effect of the difference in average exchange rates decreased costs during YTD 2019 by approximately $0.1 million.

Capital resources

The capital of the Company consisted of consolidated equity, equipment loans payable, and other financial liability, net of cash and cash equivalents.

	June 30,	December 31,
	2019	2018
Equity	$251,837	$254,224
Equipment loans payable	3,765	4,535
Other financial liability	2,500	2,441
	258,102	261,200
Less: Cash and cash equivalents	(17,499)	(21,978)
	$240,603	$239,222

At June 30, 2019, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $240.6 million from $239.2 million at December 31, 2018.

Dividends

No dividends were declared or paid during Q2 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Outstanding share data

The total number of outstanding common shares, share options, and warrants at August 8, 2019, are 84,707,143, 3,429,911 and 11,038,159, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Production costs	$25,861	$20,700	$52,314	$36,214
Divided by gold sold (ozs)	21,711	20,126	45,698	37,575
Cash cost per gold ounce	1,191	1,029	1,145	964
Less: By-product silver credits per gold ounce (1)	(10)	(11)	(10)	(8)
Cash cost per gold ounce on a by-product basis	$1,181	$1,018	$1,135	$956

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and six months ended June 30, 2019, total by-product silver credits were $0.2 million and $0.4 million, respectively (three months and six months ended June 30, 2018 - $0.2 million and $0.3 million, respectively).

Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Production costs	$25,861	$20,700	$52,314	$36,214
Corporate and administrative expenses (1)	2,007	2,476	3,876	4,589
Sustaining capital expenditures (2)	421	3,344	2,674	7,758
Accretion for site reclamation and closure	312	141	623	217
Less: By-product silver credits	(221)	(217)	(444)	(310)
All-in sustaining costs	28,380	26,444	59,043	48,468
Divided by gold sold (ozs)	21,711	20,126	45,698	37,575
All-in sustaining cost per gold ounce on a by-product basis	$1,307	$1,314	$1,292	$1,290

(1)	Corporate and administrative expenses adjusted for the three and six months ended June 30, 2018, to remove Rye Patch transaction costs of $1.9 million and $2.7 million, respectively.
(2)

For the three and six months ended June 30, 2019, sustaining capital expenditures includes deferred stripping of $nil and $nil, respectively (three and six months ended June 30, 2018 - $2.5 million and $5.2 million, respectively).

AISC calculated for the San Francisco Mine and the Florida Canyon Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

Cash (used in) provided by operating activities per share

Cash (used in) provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash (used in) provided by operating activities	$(365)	$(10,178)	$2,160	$(12,441)
Divided by basic weighted average shares outstanding	84,707,143	60,148,955	84,707,143	52,456,564
Cash (used in) provided by operating activities per share	$(0.00)	$(0.17)	$0.03	$(0.24)

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

(Loss) earnings from operations

(Loss) earnings from operations represents the difference between earnings from mine operations and corporate and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of June 30, 2019. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, and note 2 of the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018, are consistent with those applied and disclosed in the Company’s annual consolidated financial statements, except for the following:

Leases

On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective approach, in accordance with the transitional provisions in IFRS 16. This did not have a material impact on the Company’s interim financial statements with the exception of additional disclosures included in notes 7, 9 and 12 regarding assets, liabilities, and expenses recognized in the period in connection with leases.

On adoption of IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement and did not identify any leases which qualify for recognition under IFRS 16, except office leases. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of June 30, 2019.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2018, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q2 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

RESERVES AND RESOURCES

The Reserves and Resources stated below for the San Francisco Mine and Florida Canyon Mine are not depleted for production subsequent to the stated effective dates.

San Francisco Mine as of July 1, 2018 (1)

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
Total	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272
Low-grade stockpile	7,199,000	0.260	60,200	-	-	-	7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594
(1)	Figures may not total due to rounding.

San Francisco Mine: Reserve and Resource Reporting Notes as of July 1, 2018:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold.
5.	Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold.

For further details, refer to News Release entitled Alio Gold Reports Second Quarter 2018 Results published on August 10, 2018, available on the Company’s website.

Florida Canyon Mine

Refer to NI 43-101 Technical Report entitled Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine with an effective date of November 1, 2018, available on the Company’s website.

Oxide Reserves as of November 1, 2018 (1)

	Proven			Probable			Proven & Probable
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	28,293	0.36	331	2,605	0.32	27	30,899	0.36	358
Central North	5,725	0.37	68	2,018	0.37	24	7,744	0.37	92
Main Pit	20,496	0.33	217	4,932	0.31	49	25,428	0.33	267
Jasperoid Hill	2,000	0.39	25	830	0.30	8	2,831	0.37	34
Radio Towers	16,731	0.44	235	2,219	0.39	28	18,950	0.43	263
Total	73,246	0.38	876	12,605	0.34	136	85,852	0.37	1,013
(1)	Figures may not total due to rounding.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Florida Canyon Mine: Reserve Reporting Notes as of November 1, 2018:

1.	Mineral Reserves have an effective date of 1 November 2018. The Qualified Person for the estimate is Mr. Justin Smith, P.E., SME-RM.
2.

The Mineral Reserves and Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

3.

The reserve was developed using US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. Cut-offs and costs in the notes below are expressed in ounces per short ton (oz/ston) and US$/short ton ($/ston).

4.	Reserves are reported within a designed pit using a cutoff of 0.006 oz/ston for the radio towers mining area and 0.005 oz/ston for all other areas.
5.

The mineral reserves are based on a pit design which in turn aligns with an ultimate pit shell selected from a Lerchs-Grossmann pit optimization exercise. Key inputs for the reserve cutoff calculation are:

a.	A metal price of $1,250/oz Au;
b.	Ore mining costs by area ranging from $1.42/ston to $2.67/ston;
c.	Waste mining costs by area ranging from $1.24/ston to $1.83/ston;
d.	Crushing and processing costs of $2.85/ston ore;
e.	General and administration costs of $1.02/ston milled;
f.	Pit slope angles varying from 32.5 to 45 degrees; and
g.	Process recoveries of 70%.
6.	Mining dilution is assumed to be 5% at zero grade.
7.	Ore loss is assumed to be 5%.
8.

The ultimate pit includes 88.8 million tonnes of waste for a stripping ratio of 1.03 tonnes of waste per tonne of ore; and all figures are rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Oxide Resources (Inclusive of Mineral Reserves) as of July 31, 2018 (1)

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
Total	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

	Inferred
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	508	0.39	6
Main Pit	473	0.64	10
Jasperoid Hill	155	0.33	2
Radio Towers	271	0.54	5
Total	1,407	0.43	22
(1)	Figures may not total due to rounding.

Florida Canyon Mine: Resource Reporting Notes as of July 31, 2018:

1.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.

2.

Au recovery is based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model. To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

3.

The resource model was constructed in US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. NSR cut-offs and costs in the notes below are expressed in US$/short ton (ston).

4.

Resources are reported using a NSR cutoff grade of US$3.99/ston for the Central area, US$4.09/ston for the Central N. and Jasperoid Hill areas, US$3.94/ston for the Main and Radio Towers areas, US$4.04/ston for the Radio Towers N. area, and US$3.99/ston for the Radio Towers2 area. The variable NSR cutoffs reflect differences in haulage cost.

5.	Resources in the table above are grouped by major mining area. Central and Central N. were combined, as were all Radio Towers mining areas.
6.

Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: US$1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area , US$2.80/toz Au Sales Cost, US$1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base mineralized material processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

7.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.